BLUELINX HOLDINGS INC.
4300 Wildwood Parkway
Atlanta, Georgia 30339
August 30, 2011
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549

Attention:	Dietrich King, Senior Attorney

Re:	BlueLinx Holdings Inc. Registration Statement on Form S-3, as Amended File No.: 333-176131
Dear Mr. King:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, BlueLinx Holdings Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3, as amended, File No. 333-176131 (the “Registration Statement”), to September 1, 2011, at 4:00 p.m., Eastern time, or as soon as practicable thereafter. Please notify our attorney, David W. Ghegan, Esq., by phone at (404) 885-3139 of the date and time that the Registration Statement has been declared effective.
     In connection with the foregoing request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BlueLinx Holdings Inc.

By:	/s/ Sara E. Epstein

Sara E. Epstein Senior Counsel and Secretary